February 12, 2025

David Galan
Chief Financial Officer
Murano Global Investments Plc
25 Berkeley Square
London W1J 6HN
United Kingdom

       Re: Murano Global Investments Plc
           Form 20-F
           Filed May 1, 2024
           File No. 001-41985
Dear David Galan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Hugo Triaca